SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

_______________

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date:              15 December 2006

NATIONAL GRID plc

(Registrant’s Name)

1-3 Strand

London

WC2N 5EH

(Registrant’s Address)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3- 2(b) under the Securities Exchange Act of 1934.

Yes	No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

NATIONAL GRID plc

By:	/s/ David C Forward
David C Forward Assistant Secretary

Date: 15 December 2006

ANNEX 1 - SUMMARY

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

The Securities Exchange Act of 1934

Announcements sent to the London Stock Exchange

National Grid plc

1-3 Strand, London, WC2N 5EH,

United Kingdom

Announcement of 15 December 2006-

‘National Grid plc

UK Regulatory Price Controls: Final Proposals’

15 December 2006

National Grid plc

UK Regulatory Price Controls: Final Proposals

National Grid has today accepted in principle Ofgem’s final proposals for the Transmission Owner Price Control for the five years from 1 April 2007.

Steve Holliday, Chief Executive Designate, said:

“We are pleased that Ofgem have moved in all areas since September. We believe that the proposals, although challenging, now offer an acceptable balance of risk and reward.

“As a result of this review we will substantially increase investment in our transmission networks, although some of the investment which we had proposed will be deferred until the following price control period. Overall, we are confident that we can deliver this investment and manage our UK transmission networks in a safe, efficient and reliable way, while providing an attractive return for investors.”

National Grid has also today accepted in principle Ofgem’s final proposals for the one-year Gas Distribution Price Control from 1 April 2007.

National Grid will now work closely with Ofgem on the formal licence modifications.

Contacts

Investors

David Rees	+44 (0)20 7004 3170	+44 (0)7901 511322(m)
Richard Smith	+44 (0)20 7004 3172	+44 (0)7747 006321(m)
James Waite	+44 (0)20 7004 3171	+44 (0)7977 440902(m)

Media

Clive Hawkins	+44 (0)20 7004 3147	+44 (0)7836 357173(m)
Chris Mostyn	+44 (0)1926 65 5275	+44 (0)7879 668025(m)

Citigate Dewe Rogerson	+44 (0)20 7638 9571
Anthony Carlisle	+44 (0)7973 611888(m)